October 22, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Amendment No. 9 to Registration Statement on Form 10

Filed September 27, 2010

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2010

Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2010

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated October 18, 2010 in reference to our filing of the Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2010, June 30, 2010 and Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses:

Comment 1

Form 10-K/A for the year ended December 31, 2009, filed September 27, 2010

Form 10-Q/A for the period ended March 31, 2010, filed September 27, 2010

Form 10-Q/A for the period ended June 30, 2010, filed September 27, 2010

We note your response to comment 2 in our letter dated September 22, 2010. Your amended reports, however, appear to be deficient because you filed the certifications only and not the entire report for each period. Please file amended Forms 10-K and 10-Q to include the complete reports and the revised certifications.

Comment 2

AMENDMENT NO 1. TO FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

We note that the certifications filed with your periodic reports are not in proper form. Specifically, we note that you have omitted the reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” in paragraph 4 as well as the reference to “material weaknesses” in paragraph 5(a). The required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Furthermore, please cease your practice of identifying the certification in the heading as the “Certification of Chief Executive Officer” since the certification is made by Mr. Chin in his capacity as both principal financial and executive officer. Please amend your reports to include the correct form of the certifications.

Answer: On October 22, 2010, the Registrant filed amendments to the Form 10-Q for the quarter ended March 31, 2010 and June 30, 2010 and an amendment to the Form 10-K for the fiscal year ended December 31, 2009 to incorporate complete reports along with revised certifications.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer